

February 14, 2012

<u>Via Email</u>
Antonio Treminio, CEO and Chairman
Novo Energies Corp
Europa Place d'Armes, 750 Cote de Place
Suite 64
Montréal A8 H2Y 2X8
Canada

> **Re: Novo Energies Corp**
> **Preliminary Information Statement on Schedule 14C**
> **Filed January 27, 2012**
> **File No. 000-53723**

Dear Mr. Treminio:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note that you have provided your disclosure on an information statement on Schedule 14C as opposed to a proxy statement on Schedule 14A. Please tell us how you obtained stockholder approval, with a view to explaining how you solicited the requisite consents necessary to take corporate action. In this regard, it appears that you have engaged in a solicitation in order to obtain the written consents of the 18 shareholders who have consented to amend your articles of incorporation. See Rule 14a-1(l). Solicitations must be accompanied by a proxy statement on Schedule 14A unless they qualify for an exemption. See Rule 14a-2. Accordingly, in your response, please explain each shareholder's relationship with the company and the circumstances under which they executed written consents to the action proposed in your information statement. Additionally, please tell us the exemption on which you are relying in order to file an information statement on Schedule 14C instead of a proxy statement on Schedule 14A.

In the alternative, you may consider re-filing your information statement as a proxy statement on Schedule 14A.

2. We note that your filing was tagged on EDGAR as a **"PREM14C,"** that you entered into a License Agreement on December 12, 2011 with Immunovative Therapies, and that you are proposing to change your name to Immunovative Inc. We further note that the license agreement states that you and Immunovative Therapies "will consummate a merger transaction" upon the realization of certain conditions but that you are not seeking shareholder approval of the merger with Immunovative Therapies at this time. Accordingly, it does not appear appropriate to tag your filing as a "PREM14C." Please tell us why you determined to tag your filing as such in light of these facts and whether you intend to separately seek shareholder approval of the merger itself.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Daniel Leslie, attorney at (202) 551-3876 or me at (202) 551-3264 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Via Email
Ghalia Lahlou, assistant to Mr. Treminio
Novo Energies Corp
Europa Place d'Armes, 750 Cote de Place
Suite 64
Montréal A8 H2Y 2X8
Canada